FOR IMMEDIATE RELEASE                       Contact:  Guy T. Marcus
June 10, 1997                                         Vice President-Inv. Rel.
                                                      (214) 978-2691

               HALLIBURTON DECLARES TWO-FOR-ONE COMMON STOCK SPLIT

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) announced today that its board of directors has approved a two-for-one common stock split effected in the form of a stock dividend, to shareholders of record at the close of business on June 26, 1997. Certificates for the new shares will be mailed on or about July 21, 1997. Par value will remain at $2.50 per share.
         Previously, Halliburton announced a 1997 second quarter common stock cash dividend of 25 cents per share, payable June 25, 1997 to shareholders of record at the close of business on June 4, 1997. The common stock split is an event subsequent to the cash dividend payment. Had the common stock split occurred prior to this cash dividend, the dividend would have been equivalent to
12.5 cents per share.
         Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

                                      # # #

                               Page 5 of 5 Pages
                      The Exhibit Index Appears on Page 4